Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2008

FIXED CHARGES:
Interest Expense	$47,584
Amortization of Debt Premium, Discount and Expense	469
Interest Component of Rentals	1,600

Total Fixed Charges	$49,653

EARNINGS:
Net Income before Dividends on Preferred Stock	$128,982
Add:
Income Taxes	83,397
Total Fixed Charges	49,653

Total Earnings	$262,032

Ratio of Earnings to Fixed Charges	5.3